Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER THAT ENDED ON SEPTEMBER 30, 2016

Buenos Aires, Argentina, November 9, 2016 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its financial results for the quarter that ended on September 30, 2016 (or “the quarter”).

HIGHLIGHTS

•	Net income for the quarter that ended on September 30, 2016, amounted to Ps.1,523 million, 28.3% higher than the Ps.1,187 million profit recorded in the third quarter of the 2015 fiscal year. The profit per share for the quarter amounted to Ps.1.17, compared to Ps.0.91 per share for the same quarter of the 2015 fiscal year.

•	The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.1,243 million, in Sudamericana Holding S.A., for Ps.176 million, and in Galicia Administradora de Fondos S.A., for Ps.57 million, and the deferred tax adjustment, for $82 million, partially offset by administrative and financial expenses of Ps.49 million.

•	As of September 30, 2016, Grupo Financiero Galicia and its subsidiaries had a staff of 12,074 employees, a distribution network of 662 branches and other points of contact with clients and managed 4.0 million deposit accounts and 14.9 million credit cards.

CONFERENCE CALL

On Thursday, November 10, 2016 at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review these results. The call-in number is: 719-234-0008 - Conference ID: 8926609.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE THIRD QUARTER

	In millions of pesos, except percentages
Table I:		FY2016	FY2015	Variation (%) *
Net Income by Business	3rd Q	2nd Q	3rd Q	3Q16 vs 2Q16	3Q16 vs 3Q15
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,243	1,153	1,107	7.8	12.3
Sudamericana Holding S.A.	176	193	80	(8.8)	120.0
Galicia Administradora de Fondos S.A.	57	34	27	67.6	111.1
Other companies (1)	15	8	17	87.5	(11.8)
Deferred tax adjustment (2)	82	41	(4)	100.0	(2150.0)

Administrative Expenses	(18)	(17)	(10)	5.9	80.0

Financial Results	(31)	(33)	(27)	(6.1)	14.8

Other income and expenses	(1)	(4)	(3)	(75.0)	(66.7)

Net Income	1,523	1,375	1,187	10.8	28.3

*	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2016	FY2015	Nine months Ended
Principal Indicators	3rd Q	3rd Q	09/30/16	09/30/15
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.17	0.91	3.27	2.38
Book Value per Share(1)	14.29	10.18	14.29	10.18

Closing Price
Shares - Buenos Aires Stock Exchange	47.00	24.85
ADS - Nasdaq (in dollars)	31.11	17.82

Price/Book Value	3.29	2.44

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	393	713	490	767
Nasdaq (2)	2,205	3,848	3,008	4,324

Profitability (%)
Return on Average Assets (3)	3.54	4.12	3.44	3.82
Return on Average Shareholders’ Equity (3)	34.27	37.61	34.48	35.34

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the third quarter of the 2016 fiscal year, Grupo Financiero Galicia recorded a Ps.1,523 million profit, which represented a 3.54% annualized return on average assets and a 34,27% return on average shareholder’s equity.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.1,243 million, which, including a deferred tax adjustment corresponding to its subsidiaries for Ps.82 million, accounts for 87.0% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

	In millions of pesos
			FY2016		FY2015
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Consolidated Balance Sheet
Cash and due from Banks	28,312	28,439	19,912	30,835	17,472
Government and Corporate Securities	23,354	29,804	30,116	15,525	17,064
Net Loans	118,959	109,334	103,245	98,345	82,838
Other Receivables Resulting from Financial Brokerage	16,440	21,752	16,334	8,061	10,834
Equity Investments in other Companies	52	51	51	52	52
Bank Premises and Equipment. Miscellaneous and Intangible Assets	6,131	5,623	5,137	4,925	4,727
Other Assets	4,754	4,847	5,644	4,005	3,555

Total Assets	198,002	199,850	180,439	161,748	136,542

Deposits	117,408	118,114	107,857	100,039	82,421
Other Liabilities Resulting from Financial Brokerage	50,504	53,954	46,112	37,329	32,672
Subordinated Notes	3,837	3,881	3,653	3,301	2,302
Other Liabilities	6,343	5,619	5,773	5,487	4,915
Minority Interest	1,329	1,224	1,211	1,107	992

Total Liabilities	179,421	182,792	164,606	147,263	123,302

Shareholders’ Equity	18,581	17,058	15,833	14,485	13,240

Consolidated Income Statement
Financial Income	9,216	9,097	8,793	8,009	6,446
Financial Expenses	(5,186)	(5,408)	(5,130)	(4,092)	(3,343)

Gross Brokerage Margin	4,030	3,689	3,663	3,917	3,103

Provisions for Loan Losses	(881)	(723)	(618)	(691)	(448)
Income from Services, Net	2,927	2,465	2,185	2,170	2,036
Income from Insurance Activities	611	645	581	533	447
Administrative Expenses	(4,552)	(4,238)	(3,774)	(3,741)	(3,317)
Minority Interest	(105)	(61)	(104)	(116)	(101)
Income from Equity Investments	2	74	2	1	47
Net Other Income	346	271	187	27	156
Income Tax	(855)	(747)	(774)	(856)	(736)

Net Income	1,523	1,375	1,348	1,244	1,187

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Grupo Financiero Galicia S.A. – Additional Information

			FY2016		FY2015
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Physical Data (Number of)
Employees	12,074	12,149	12,231	12,131	12,153
Banco Galicia	5,781	5,679	5,686	5,573	5,522
Regional Credit-Card Companies	4,688	4,893	5,014	5,040	5,072
Compañía Financiera Argentina	1,189	1,184	1,152	1,161	1,205
Sudamericana Holding	365	340	326	307	303
Galicia Administradora de Fondos	18	18	18	17	17
Other companies	33	35	35	33	34

Branches	536	529	526	525	525
Bank Branches	269	263	261	260	260
Regional Credit-Card Companies	210	209	208	207	207
Compañía Financiera Argentina	57	57	57	58	58

Other Points of Sale	126	126	127	126	126
Regional Credit-Card Companies	89	89	90	90	90
Compañía Financiera Argentina	37	37	37	36	36

Deposit Accounts (in thousands)	3,990	3,904	3,701	3,593	3,394

Credit Cards (in thousands)	14,871	14,252	13,852	13,563	13,097

Banco Galicia	3,637	3,680	3,575	3,430	3,232
Regional Credit-Card Companies	11,063	10,402	10,107	9,974	9,717
Compañía Financiera Argentina	171	170	170	159	148

Inflation and Exchange Rates
Retail Price Index (%) (1)	2.74	15.51	11.86	7.75	3.73
Wholesale Price Index (I.P.I.M.) (%) (1)	3.52	8.20	17.20	N/A	4.28
C.E.R. Coefficient (%) (1)	7.37	9.54	10.49	4.14	3.49
Exchange Rate (Pesos per US$) (2)	15.2633	14.9200	14.5817	13.0050	9.4192

Rates
Badlar (3) (quarterly averages)	24.60	30.22	27.48	24.09	20.97
Credit Line for Investment Projects (established by regulations)	22.00	22.00	22.00	18.00	18.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires since November 2015, alternatively supplied by the INDEC. IPIM: no data was published from October 2015 to December 2015; figures were published again beginning in January 2016.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

4

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the third quarter amounted to Ps.1,243 million, Ps.136 million (12.3%) higher than in the same quarter of the 2015 fiscal year, reaching Ps.3,542 million during the first nine months of the 2016 fiscal year, increasing Ps.676 million (23.6%) as compared to the same period of 2015.

•	The growth in results when compared to the third quarter of the 2015 fiscal year was mainly due to the 32.5% growth in operating income(1) partially offset by a 36.9% increase in administrative expenses and a 96.7% increase in provisions for loan losses.

•	The credit exposure to the private sector reached Ps.136,466 million, up 42.1% during the last twelve months, and deposits reached Ps.117.787 million, up 42.6% during the same period. As of September 30, 2016, the Bank’s estimated market share of loans to the private sector was 9.73% while its estimated market share of deposits from the private sector was 9.25%.

•	As of the end of the quarter, shareholders’ equity amounted to Ps.17,354 million, and the computable capital was Ps.20,343 million, representing a Ps.6,957 million (or 52.0%) excess over the capital requirement, and reaching a 12.5% capital ratio.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Banco Galicia Uruguay S.A. (in liquidation)*. Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
*	At the Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016, the Shareholders decided to approve the Final Special Balance Sheet and to start the registration process in order to cancel the company legal status before the Uruguayan authorities.

5

RESULTS FOR THE THIRD QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results		FY2016	FY2015	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q16 vs 2Q16	3Q16 vs 3Q15
Net Financial Income	3,954	3,626	3,075	9.0	28.6
Net Income from Services	3,071	2,671	2,227	15.0	37.9
Provisions for Loan Losses	(881)	(723)	(448)	21.9	96.7
Administrative Expenses	(4,385)	(4,082)	(3,204)	7.4	36.9

Operating Income	1,759	1,492	1,650	17.9	6.6

Net Other Income / (Loss)*	297	326	113	(8.9)	162.8
Income Tax	(813)	(665)	(656)	22.3	23.9

Net Income	1,243	1,153	1,107	7.8	12.3

*	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2016	FY2015	Nine months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/16	09/30/15
Return on Average Assets *	2.90	3.88	2.89	3.59
Return on Average Shareholders’ Equity *	29.60	36.31	30.33	33.96
Financial Margin * (1)	11.93	12.50	11.46	12.43
Net Income from Services as a % of Operating Income (2)	43.72	42.00	42.13	42.50
Net Income from Services as a % of Administrative Expenses	70.03	69.51	67.11	70.71
Administrative Expenses as a % of Operating Income (2)	62.42	60.43	62.77	60.11

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the third quarter of the 2016 fiscal year, the Bank recorded a Ps.1,243 million profit, which was Ps.136 million (or 12.3%) higher than the Ps.1,107 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.1,723 million increase in operating income, which was mainly offset by the Ps.1,181 million increase in administrative expenses and of Ps.433 million in provisions for loan losses.

The operating income for the third quarter of the 2016 fiscal year totaled Ps.7,025 million, up 32.5% from the Ps.5,302 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.879 million or 28.6%) and a higher net income from services (up Ps.844 million or 37.9%).

The net financial income for the quarter included a Ps.42 million profit from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.73 million profit in the third quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.275 million gain from FX brokerage and of a Ps.233 million loss from the valuation of the foreign-currency net position and the results of foreign-currency forward transactions, compared to a Ps.75 million profit and a Ps.2 million loss, respectively, in the third quarter of the 2015 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.3,912 million, which represented a Ps.910 million (30.3%) increase as compared to the Ps.3,002 million income recorded in the same quarter of the 2015 fiscal year, and was mainly due to the increase in the portfolio of loans to the private sector and a higher spread.

6

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V Average Balances, Yield and Rates*					FY2016				FY2015
	3rd Q		2nd Q		1st Q		4th Q		3rd Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	132,519	26.33	125,855	28.06	131,340	24.30	107,097	26.01	98,417	25.15
Government Securities	17,197	28.09	16,876	30.22	30,172	15.01	14,870	25.78	16,375	25.68
Loans	112,654	26.05	105,723	27.46	98,553	26.94	89,480	25.91	79,835	24.99
Financial Trusts Securities	614	14.97	635	51.89	665	35.03	679	51.32	721	29.39
Other Interest-Earning Assets	2,054	29.89	2,621	32.92	1,950	31.10	2,068	23.85	1,486	26.00

Interest-Bearing Liabilities	104,004	16.44	95,705	19.58	95,037	18.14	74,202	17.42	67,840	16.52
Saving Accounts	29,190	0.13	24,249	0.25	22,011	0.19	17,276	0.22	14,960	0.20
Time Deposits	53,492	24.31	54,115	27.27	55,998	24.97	43,475	23.92	39,849	22.20
Debt Securities	16,777	18.19	13,845	20.60	13,238	18.22	10,601	18.02	10,343	17.75
Other Interest-Bearing Liabilities	4,545	22.09	3,496	30.77	3,790	21.24	2,850	20.32	2,688	18.44

*	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.34,102 million (34.7%), as compared to the third quarter of the previous fiscal year, as a consequence of the Ps.32,819 million (41.1%) increase in the average portfolio of loans to the private sector. Interest-bearing liabilities increased Ps.36,164 million (53.3%) during the same period, mainly due to the increase of the average balances of interest bearing deposits for both saving accounts (95.1%), influenced by the growth of dollar-denominated deposits, and time deposits (34.2%).

The average yield on interest-earning assets for the third quarter of the 2016 fiscal year was 26.33%, with a 118 basis point (“bp”) increase compared to the same quarter of the prior year, mainly due to a 241 bp increase in interest rates on the net position of government securities and a 106 bp higher accrued interest rate on the loan portfolio. Likewise, the average cost of interest-bearing liabilities was 16.44%, with an 8 bp decrease compared to the third quarter of the prior year, mainly due to the significant increase in the average balance of dollar-denominated saving accounts (427%), as other average interest rates recorded increases.

	In millions of pesos
Table VI			FY2016		FY2015
Income from Services, Net	3rd Q	2nd Q	1st Q	4th Q	3rd Q
National Cards	1,181	1,093	932	965	831
Regional Credit Cards	1,626	1,426	1,313	1,299	1,198
CFA	97	88	80	102	78
Deposit Accounts	683	599	594	537	511
Insurance	149	147	125	116	120
Financial Fees	45	35	38	34	35
Credit-Related Fees	86	86	57	83	75
Foreign Trade	102	85	78	63	55
Collections	101	91	61	71	69
Utility-Bills Collection Services	66	56	49	49	44
Mutual Funds	17	11	9	10	9
Other	208	177	164	159	154

Total Income	4,361	3,894	3,500	3,488	3,179

Total Expenditures	(1,290)	(1,223)	(1,112)	(1,108)	(952)

Income from Services, Net	3,071	2,671	2,388	2,380	2,227

7

Net income from services amounted to Ps.3,071 million, up 37.9% from the Ps.2,227 million recorded in the third quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (38.3%), deposit accounts (33.7%), foreign trade (85.5%) and collections (46.4%).

Provisions for loan losses for the third quarter of the 2016 fiscal year amounted to Ps.881 million, Ps.433 million higher than those recorded in the same quarter of the prior year, mainly in connection with the individuals’ loan portfolio.

Administrative expenses for the quarter totaled Ps.4,385 million, up 36.9% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,383 million, growing 36.4%, mainly as a consequence of salary increase agreements with the unions. The remaining administrative expenses amounted to Ps.2,002 million, with a Ps.545 million (37.4%) increase as compared to the Ps.1,457 million from the third quarter of the 2015 fiscal year, which was mainly due to increases in taxes, cash transportation, advertising and publicity, electricity and communications, security services and rentals, that resulted from an increase in the level of activity and of expenses related to services provided to the Bank.

Income from equity investments for the quarter amounted to Ps.31 million, Ps.30 million lower than in the third quarter of the 2015 fiscal year, mainly as a consequence of the collection of dividends from the Bank’s interest in Prisma Medios de Pago S.A. during the third quarter of 2015, while in 2016 they were collected in the second quarter. This was partially offset by higher profits from Sudamericana Holding S.A.

Net other income for the quarter amounted to Ps.350 million, with an increase of Ps.197 million as compared to the same quarter of the prior year, mainly due to lower net other provisions and higher credits recovered and punitive interests.

The income tax charge was Ps.813 million, Ps.157 million higher than in the third quarter of the 2015 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII			FY2016		FY2015
Exposure to the Private Sector	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Loans	123,219	113,362	107,087	101,902	86,238
Financial Leases	865	848	904	980	1,011
Corporate Securities	815	1,258	1,497	1,471	855
Other Financing *	11,567	11,660	10,681	10,629	7,923

Total Credit	136,466	127,128	120,169	114,982	96,027

*	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of September 30, 2016, the Bank’s total exposure to the private sector reached Ps.136,466 million, with an increase of 42.1% from a year before and of 7.3% during the quarter.

Total loans include Ps.27,250 million corresponding to the regional credit card companies, which registered a 42.9% increase during the last twelve months and a 6.9% increase during the quarter. They also include Ps.4,411 million from CFA, which were up 30.4% during the year and 13.4% during the quarter.

8

	Percentages
Table VIII			FY2016		FY2015
Market Share *	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Loans	9.30	8.89	9.07	8.91	8.44
Loans to the Private Sector	9.73	9.52	9.74	9.68	9.10

*	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of September 30, 2016, without considering those granted by the regional credit card companies, was 9.73%, compared to a 9.52% from June 30, 2016, and to a 9.10% from September 30, 2015.

	In millions of pesos
Table IX			FY2016		FY2015
Loans by Type of Borrower	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Large Corporations	21,023	16,483	15,745	13,619	11,278
SMEs	28,115	28,682	28,027	29,022	24,518
Individuals	71,327	66,195	61,438	58,267	49,874
Financial Sector	2,754	2,002	1,877	994	568

Total Loans	123,219	113,362	107,087	101,902	86,238

Allowances	4,265	4,021	3,847	3,560	3,401

Total Loans, Net	118,954	109,341	103,240	98,342	82,837

	In millions of pesos
Table X			FY2016		FY2015
Loans by Sector of Activity	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Financial Sector	2,754	2,002	1,877	994	568
Services	6,159	6,021	5,971	5,797	5,398
Agriculture and Livestock	8,424	9,642	10,635	11,342	8,850
Consumer	71,907	66,860	62,149	59,012	50,160
Retail and Wholesale Trade	11,168	10,133	9,512	8,737	7,817
Construction	1,105	1,046	1,033	1,035	936
Manufacturing	19,701	16,833	14,405	13,029	10,610
Other	2,001	825	1,505	1,956	1,899

Total Loans	123,219	113,362	107,087	101,902	86,238

Allowances	4,265	4,021	3,847	3,560	3,401

Total Loans, Net	118,954	109,341	103,240	98,342	82,837

During the year, loans to the private sector registered growth mainly in those granted to individuals (43.0%), large corporations (86.4%) and SMEs (14.7%). By sector of activity, the higher growth was recorded in the consumer sector (43.4%), the manufacturing sector (85.7%) and the retail and wholesale trade sector (42.9%).

9

	In millions of pesos
Table XI			FY2016		FY2015
Exposure to the Argentine Public Sector *	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Government Securities’ Net Position	17,795	15,825	28,997	16,401	14,758

Lebac / Nobac	12,095	11,752	25,104	12,619	10,770
Other	5,700	4,073	3,893	3,782	3,988

Other Receivables Resulting from Financial Brokerage	769	873	943	960	782
Trust Certificates of Participation and Securities	592	671	684	709	689
Other	177	202	259	251	93

Total Exposure	18,564	16,698	29,940	17,361	15,540

*	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of September 30, 2016, the Bank’s exposure to the public sector amounted to Ps.18,564 million. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.6,469 million (3.3% of total assets), while as of September 30, 2015, it amounted to Ps.4,770 million (3.5% of total assets).

	In millions of pesos
Table XII			FY2016		FY2015
Deposits *	3rd Q	2nd Q	1st Q	4th Q	3rd Q
In Pesos	93,758	97,117	88,990	85,866	75,955
Current Accounts	24,256	24,252	20,685	19,522	19,728
Saving Accounts	20,476	20,434	16,880	18,835	16,657
Time Deposits	47,052	50,444	49,515	46,071	38,389
Other	1,974	1,987	1,910	1,438	1,181

In Foreign Currency	24,029	21,193	19,201	14,403	6,629

Total Deposits	117,787	118,310	108,191	100,269	82,584

*	Includes CFA.

At the end of the quarter the Bank’s deposits amounted to Ps.117,787 million, representing a 42.6% increase during the last twelve months, as a consequence of the 23.4% increase of peso-denominated deposits and of 262.5% increase of dollar-denominated deposits. During the quarter, a slight decrease of 0.4% was recorded, with peso-denominated deposits falling 3.5% due to lower time-deposits, and dollar-denominated deposits growing 13.4%

Dollar-denominated deposits amounted to US$1,574 million, increasing 123.6% as compared to the same quarter of 2015 and 10.8% as compared to the second quarter of 2016, together with a 62.0% increase in the quotation of the dollar during the last twelve months.

	Percentages
Table XIII			FY2016		FY2015
Market Share *	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Deposits	7.62	7.87	7.73	7.42	7.12
Private Sector Deposits	9.25	9.61	9.37	9.40	8.92

*	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of September 30, 2016, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.25%, compared to 9.61% of the prior quarter and to 8.92% of a year before.

10

	In millions of pesos
Table XIV			FY2016		FY2015
Other Financial Liabilities	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Domestic Financial Institutions and Credit Entities	2,534	2,362	2,176	1,389	1,136
Foreign Financial Institutions and Credit Entities	2,039	1,885	1,423	1,406	1,284
Notes*	16,589	15,304	13,737	12,748	10,362
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	10,024	16,489	9,303	1,059	5,184
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	16,693	15,392	15,223	15,316	11,986
Other	7,030	6,763	8,470	9,075	4,664

Total	54,909	58,195	50,332	40,993	34,616

*	Includes subordinated notes.

As of September 30, 2016, other financial liabilities amounted to Ps.54,909 million, Ps.20,293 million or 58.6% higher than the Ps.34,616 million recorded a year before. This growth was mainly due to the increase of: (i) notes, for Ps.6,227 million, related to the evolution of the foreign exchange rate during the period and to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and CFA S.A.; (ii) spot and forward transactions of government securities, for Ps.4,840 million; (iii) financing from merchants in connection with credit card activities, for Ps.4,707 million; and (iv) the item “Other”, for Ps.2,366 million, where it is worth noting the higher volume of exports from clients pending settlement together with the evolution of the foreign exchange rate during the period.

As of September 30, 2016, the Bank had 4.0 million deposit accounts, which represent an increase of approximately 596 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 14.9 million, 1.8 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV			FY2016		FY2015
Loan Portfolio Quality	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Non-Accrual Loans *	4,235	3,894	3,552	3,167	3,126
With Preferred Guarantees	106	116	99	106	54
With Other Guarantees	68	84	116	103	118
Without Guarantees	4,061	3,694	3,337	2,958	2,954

Allowance for Loan Losses	4,265	4,021	3,847	3,560	3,401

Non-Accrual Loans to Private-Sector Loans (%)	3.44	3.44	3.32	3.11	3.62
Allowance for Loan Losses to Private-Sector Loans (%)	3.46	3.55	3.59	3.49	3.94
Allowance for Loan Losses to Non-Accrual Loans (%)	100.71	103.26	108.31	112.41	108.80
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	4.11	5.14	6.05	6.60	5.50

*	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.4,235 million as of September 30, 2016, representing 3.44% of total loans to the private-sector, recording an 18 bp improvement as compared to the 3.62% ratio of a year before.

11

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 100.71% as of September 30, 2016, compared to 108.80% of a year before.

In terms of total Credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—the Bank’s non-accrual portfolio represented 3.13% of total credit to the private-sector, and its coverage with allowances for loan losses reached 101.68%, compared to 3.29% and 109.65% of a year before, respectively.

On an individual basis Banco Galicia’s ratio of non-accrual loans to total loans reached 1.66% as of September 30, 2016, compared to 1.69% in the same quarter of the 2015 fiscal year, and the coverage with allowances for loan losses reached 131.50% and 160.51%, respectively.

	In millions of pesos
Table XVI			FY2016		FY2015
Consolidated Analysis of Loan Loss Experience	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Allowance for Loan Losses at the Beginning of the Quarter	4,021	3,847	3,560	3,401	3,288

Changes in the Allowance for Loan Losses
Provisions Charged to Income	844	702	593	657	437
Provisions Reversed	(45)	(18)	—	—	—
Charge Offs	(555)	(510)	(306)	(498)	(324)

Allowance for Loan Losses at Quarter End	4,265	4,021	3,847	3,560	3,401

Charge to the Income Statement
Provisions Charged to Income	(844)	(702)	(593)	(657)	(428)
Direct Charge Offs	(33)	(24)	(18)	(21)	(19)
Bad Debts Recovered	111	85	56	86	74
Provisions Reversed *	45	18	—	—	—

Net Charge to the Income Statement	(721)	(623)	(555)	(592)	(373)

*	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.555 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.33 million were made.

12

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XVII			FY2016		FY2015
Consolidated Regulatory Capital *	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Minimum Capital Required (A)	13,386	12,053	12,457	11,063	8,807
Allocated to Credit Risk	10,036	9,036	9,397	8,369	6,377
Allocated to Market Risk	398	259	477	296	250
Allocated to Operational Risk	2,952	2,758	2,583	2,398	2,180

Computable Capital (B)	20,343	16,144	14,500	14,071	12,674
Tier I	15,213	14,092	12,510	11,732	10,599
Tier II	5,130	2,052	1,990	2,339	1,857
Additional Capital – Market Variation	—	—	—	—	218

Excess over Required Capital (B) - (A) (1)	6,957	4,091	2,043	3,008	3,867

Total Capital Ratio (%) (2)	16.08	14.35	11.75	13.38	15.77

Regulatory Ratio (%) (3)	12.45	10.98	9.52	10.18	11.51

*	Through its Communiqué “A” 5831, the Argentine Central Bank established that beginning in December 2015 the capital requirement on credit risk has to be calculated considering the balances as of the last day of each month (previously the balances to be considered were the average balances corresponding to the third month before the determination of the requirement). Regarding computable capital, the one to be considered is that of the same month of the requirement (previously it was that of a month before).
(1)	The excess capital covers the 0.25% increase of the additional requirement related to the function of custodian of titles representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.
(2)	Total computable capital / risk weighted assets (credit and market risks).
(3)	In accordance with Argentine Central Bank regulations, operational risk is to be considered in order to determine risk weighted assets. The requirement on operational risk is related the evolution of the average of financial income and fee income.

As of September 30, 2016, the Bank’s consolidated computable capital was Ps.6,957 million (52.0%) higher than the Ps.13,386 million capital requirement. As of September 30, 2015, this excess amounted to Ps.3,867 million or 43.9%.

The minimum capital requirement increased Ps.4,579 million, as compared to September 30, 2015, mainly as a result of the higher requirements of: (i) Ps.3,659 million due to the growth of the private-sector loan portfolio and (ii) Ps.772 million on operational risk.

Computable capital increased Ps.7,669 million, as compared to September 30, 2015, mainly as a consequence of a higher Tier I capital, for Ps.4,614 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.3,273 million increase, mainly due to: (i) 100% of the balance of the subordinated notes issued on July 19, 2016, for US$250 million can be considered as computable capital, while the proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

	Percentages
Table XVIII			FY2016		FY2015
Liquidity (unconsolidated)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Liquid Assets * as a percentage of Transactional Deposits	78.23	92.09	91.72	91.51	75.28
Liquid Assets * as a percentage of Total Deposits	41.21	46.48	42.32	42.93	37.05

*	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of September 30, 2016, the Bank’s liquid assets represented 78.23% of the Bank’s transactional deposits and 41.21% of its total deposits, as compared to 75.28% and 37.05%, respectively, as of September 30, 2015.

13

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA *

	In millions of pesos
			FY2016		FY2015
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Cash and Due from Banks	28,289	28,427	19,891	30,828	17,466
Government and Corporate Securities	22,266	28,764	29,348	15,045	16,637
Net Loans	118,954	109,341	103,240	98,342	82,837
Other Receivables Resulting from Financial Brokerage	16,835	22,148	16,837	8,248	10,413
Equity Investments in Other Companies	164	177	150	129	104
Bank Premises and Equipment, Miscellaneous and Intangible Assets	6,014	5,510	5,051	4,838	4,648
Other Assets	3,447	3,744	4,641	3,120	2,689

Total Assets	195,969	198,111	179,158	160,550	134,794

Deposits	117,511	118,226	108,008	100,183	82,487
Other Liabilities Resulting from Financial Brokerage	51,072	54,314	46,679	37,692	32,314
Subordinated Notes	3,837	3,881	3,653	3,301	2,302
Other	4,961	4,427	4,702	4,503	3,980
Minority Interests	1,234	1,152	1,158	1,059	946

Total Liabilities	178,615	182,000	164,200	146,738	122,029

Shareholders’ Equity	17,354	16,111	14,958	13,812	12,765

Foreign-Currency Assets and Liabilities
Assets	35,052	33,607	28,853	27,237	16,884
Liabilities	38,370	34,789	32,775	28,051	16,535
Net Forward Purchases/(Sales) of Foreign Currency (1)	4,806	2,785	3,639	3,142	1,621

*	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

14

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA *

	In millions of pesos
			FY2016		FY2015
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
FINANCIAL INCOME	9,123	9,003	8,694	7,939	6,393
Interest on Loans to the Financial Sector	104	85	64	42	21
Interest on Overdrafts	809	776	701	573	531
Interest on Promissory Notes	1,398	1,619	1,657	1,525	1,242
Interest on Mortgage Loans	121	133	123	109	96
Interest on Pledge Loans	21	22	23	23	23
Interest on Credit-Card Loans	3,440	3,351	2,950	2,567	2,239
Interest on Financial Leases	70	75	75	71	53
Interest on Other Loans	1,363	1,216	1,081	946	831
Net Income from Government and Corporate Securities	1,430	1,582	1,343	1,166	1,225
Net Income from Options	—	—	—	88	4
Interest on Other Receivables Resulting from Financial Brokerage	5	5	12	(6)	23
Other	163	(19)	326	982	43
Quotation Differences on Gold and Foreign Currency	199	158	339	(147)	62

FINANCIAL EXPENSES	(5,169)	(5,377)	(5,105)	(4,174)	(3,318)
Interest on Saving Accounts Deposits	(1)	(1)	(1)	(1)	(1)
Interest on Time Deposits	(3,244)	(3,671)	(3,468)	(2,570)	(2,194)
Interest on Subordinated Obligations	(152)	(148)	(151)	(108)	(93)
Other Interest	(11)	(20)	(12)	(119)	(22)
Interest on Interbank Loans Received (Call Money Loans)	(4)	(11)	(15)	(15)	(8)
Interest on Other Financing from Financial Entities	(51)	(38)	(29)	(20)	(18)
Net Income from Options	(2)	(3)	(19)	—	—
Interest on Other Liabilities Resulting from Financial Brokerage	(796)	(758)	(601)	(466)	(463)
Contributions to the Deposit Insurance Fund	(50)	(50)	(163)	(138)	(128)
Quotation Differences on Gold and Foreign Currency	—	—	—	(256)	—
CER Adjustment	(2)	(1)	—	—	—
Other	(856)	(676)	(646)	(481)	(391)

GROSS FINANCIAL MARGIN	3,954	3,626	3,589	3,765	3,075

PROVISIONS FOR LOAN LOSSES	(881)	(723)	(618)	(691)	(448)

INCOME FROM SERVICES, NET	3,071	2,671	2,388	2,380	2,227

ADMINISTRATIVE EXPENSES	(4,385)	(4,082)	(3,647)	(3,607)	(3,204)
Personnel Expenses	(2,383)	(2,270)	(2,014)	(1,963)	(1,747)
Directors’ and Syndics’ Fees	(14)	(14)	(15)	(25)	(27)
Other Fees	(123)	(105)	(83)	(112)	(105)
Advertising and Publicity	(218)	(200)	(141)	(158)	(141)
Taxes	(416)	(391)	(359)	(325)	(286)
Depreciation of Premises and Equipment	(75)	(66)	(60)	(60)	(55)
Amortization of Organization Expenses	(183)	(187)	(187)	(194)	(158)
Other Operating Expenses	(556)	(489)	(458)	(427)	(394)
Other	(417)	(360)	(330)	(343)	(291)

MINORITY INTEREST RESULTS	(84)	(52)	(99)	(113)	(101)

INCOME FROM EQUITY INVESTMENTS	31	103	27	24	61

NET OTHER INCOME / (LOSS)	350	275	187	33	153

INCOME TAX	(813)	(665)	(681)	(744)	(656)

NET INCOME / (LOSS)	1,243	1,153	1,146	1,047	1,107

*	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

15

CONSUMER FINANCE BUSINESS – ADDITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information		FY2016	FY2015	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q16 vs 2Q16	3Q16 vs 3Q15
Total Assets	27,397	25,146	19,487	9.0	40.6
Cash and Due from Banks	532	363	312	46.6	70.5
Loans	24,164	22,716	16,873	6.4	43.2

Total Liabilities	22,353	20,432	15,694	9.4	42.4
Notes	6,647	5,442	4,353	22.1	52.7
Financial Entities	1,997	2,247	1,186	(11.1)	68.4
Merchants	11,442	10,705	8,471	6.9	35.1

Shareholders’ Equity	5,044	4,714	3,793	7.0	33.0

Net Income	330	211	434	56.4	(24.0)
Net Financial Income	997	824	645	21.0	54.6
Net Income from Services	1,319	1,104	1,058	19.5	24.7
Provisions for Loan Losses	(414)	(325)	(110)	27.4	276.4
Administrative Expenses	(1,403)	(1,358)	(1,032)	3.3	35.9

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.84	6.39	6.88	45	(4)
Allowance for Loan Losses to Total Loans (%)	6.62	6.03	6.35	59	27
Allowance for Loan Losses to Non-Accrual Loans (%)	96.72	94.30	92.26	242	446

	Percentages
Table XX	FY2016	FY2015	Nine months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/16	09/30/15
Return on Average Assets *	5.26	9.33	5.50	7.95
Return on Average Shareholders’ Equity *	26.99	47.52	27.51	40.83
Financial Margin * (1)	16.11	14.11	15.54	13.63
Net Income from Services as a % of Operating Income (2)	56.95	62.13	56.72	62.30
Net Income from Services as a % of Administrative Expenses	94.01	102.52	90.44	102.12
Administrative Expenses as a % of Operating Income (2)	60.58	60.60	62.72	61.01

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

16

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI Selected Information		FY2016	FY2015	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q16 vs 2Q16	3Q16 vs 3Q15
Total Assets	4,935	4,371	3,711	12.9	33.0
Cash and Due from Banks	340	220	255	54.5	33.3
Loans	4,099	3,520	3,023	16.4	35.6

Total Liabilities	3,831	3,288	2,502	16.5	53.1
Deposits	1,058	770	932	37.4	13.5
Notes	1,372	1,352	883	1.5	55.4
Financial Entities	662	201	185	229.4	257.8

Shareholders’ Equity	1,104	1,083	1,209	1.9	(8.7)

Net Income	97	80	30	21.3	223.3
Net Financial Income	357	330	276	8.2	29.3
Net Income from Services	64	61	51	4.9	25.5
Provisions for Loan Losses	(82)	(70)	(66)	17.1	24.2
Administrative Expenses	(304)	(277)	(235)	9.7	29.4

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	13.28	14.43	17.19	(115)	(391)
Allowance for Loan Losses to Total Loans (%)	9.45	11.72	13.35	(227)	(390)
Allowance for Loan Losses to Non-Accrual Loans (%)	71.21	81.22	77.67	(1,001)	(646)

	Percentages
Table XXII	FY2016	FY2015	Nine months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/16	09/30/15
Return on Average Assets *	8.27	3.25	7.23	3.13
Return on Average Shareholders’ Equity *	35.50	9.76	26.37	9.66
Financial Margin * (1)	33.15	31.76	33.49	31.94
Net Income from Services as a % of Operating Income (2)	15.20	15.60	15.18	14.14
Net Income from Services as a % of Administrative Expenses	21.05	21.70	21.82	21.26
Administrative Expenses as a % of Operating Income (2)	72.21	71.87	69.56	66.49

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER THAT ENDED ON SEPTEMBER 30, 2016

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	09/30/16	06/30/16	09/30/15	Quarter	Annual
Assets	2,231	2,225	1,340	0.3%	66.5%
Premiums Receivable	549	486	348	13.0%	57.8%
Reinsurance Recoverables	4	4	1	0.0%	300.0%

Liabilities	1,324	1,169	861	13.3%	53.8%
Debt with Insureds	182	177	152	2.8%	19.7%
Debt with Reinsurers	6	6	7	0.0%	(14.3%)
Debt with Agents and Brokers	109	97	75	12.4%	45.3%
Insurance Contract Liabilities	285	274	224	4.0%	27.2%

Shareholders’ Equity	907	1,056	479	(14.1%)	89.4%

Net Income	200	208	90	(3.8%)	122.2%

Earned Premiums	873	840	622	3.9%	40.4%
Incurred Claims	(116)	(104)	(86)	11.5%	34.9%
Net Investment Income	98	88	43	11.4%	127.9%
Commissions and Other	(200)	(184)	(216)	8.7%	(7.4%)
Operating Expenses	(255)	(240)	(178)	6.3%	43.3%

Annualized Sales	283	249	189	13.7%	49.7%

	Percentages
Table XXIX:	Quarters ended:		Nine months ended:
Profitability	09/30/16	09/30/15	09/30/16	09/30/15
Return on Average Assets *	35.99	27.28	42.54	27.35
Return on Average Shareholders’ Equity *	83.52	72.61	88.32	66.68

*	Annualized.

18

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE THIRD QUARTER

	In millions of pesos, except percentages
Table XXV: Selected Information		FY2016	FY2015	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q16 vs 2Q16	3Q16 vs 3Q15
Shareholders’ Equity	138	78	75	76.9	84.0

Net Income	60	36	28	66.7	114.3
Fees and Commissions	98	63	48	55.6	104.2
Administrative Expenses	(9)	(10)	(7)	(10.0)	28.6
Commercial Expenses	(5)	(4)	(3)	25.0	66.7

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	09/30/16	09/30/15	Ps.	%
Fima Premium	4,807	4,326	481	11.1
Fima Ahorro Pesos	16,435	4,411	12,024	272.6
Fima Ahorro Plus	10,546	7,139	3,407	47.7
Fima Capital Plus	628	1,728	(1,100)	(63.7)
Fima Renta en Pesos	243	57	186	326.3
Fima Renta Plus	248	75	173	230.7
Fima Abierto Pymes	173	193	(20)	(10.4)
Fima Acciones	105	66	39	59.1
Fima PB Acciones	284	197	87	44.2
Fima Mix I	607	—	607	100.0
Fima Renta Dólares I	1,865	—	1,865	100.0

Total Assets Under Management	35,941	18,192	17,749	97.6

19

RECENT DEVELOPMENTS

BANCO GALICIA

NOTES

On August 22, 2016, the Bank cancelled in advance its subordinated notes due in 2019, for 100% of its nominal value plus accrued interest.

DISTRIBUTION NETWORK

During and after the end of the quarter, the Bank increased its distribution network with the opening of 10 new branches: 6 in the province of Buenos Aires (Laguna del Sol –in Tigre-, Burzaco, Ensenada, Avenida Victorica –in Moreno-, San Miguel Centro and Nordelta), 2 in the province of Santa Fe (Villa Gobernador Galvez and Rosario Peatonal), 1 in the province of Córdoba (Avenida Hipólito Irigoyen) and 1 in the Autonomous City of Buenos Aires (Distrito Galicia).

REGULATORY CHANGES

CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

Through its Communiqué “A”6084”, issued on October 21, the Argentine Central Bank established certain changes regarding the quota for the second tranche of 2016 for the “Credit Line for Production Financing and Financial Inclusion,” as the reduction of tenors for certain eligible credit lines and a lower interest rate equal to 17% for loans granted after October 31 (22% until said date). The Communiqué also established guidelines for the first half of 2017, at the end of which financial institutions must have a balance of financing equivalent to at least 18% (15.5% for the second half of 2016) of deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of November 2016. For these purposes, the simple average of the daily balances of existing loans between January 1 and June 30, 2017, will be considered. The credit line has a 17% annual interest rate.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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